Filed by Identix Incorporated
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended
Subject Company: Identix Incorporated
Subject Company’s Exchange Act
File No. 01-09641
Additional Information and Where to Find It
Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.
Participants In Solicitation
Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.
The management of Identix hosted a webcast with the investment community to discuss Identix fiscal second quarter financial results at 9:00 a.m. ET on Thursday, January 26, 2006.
Following is the final transcript of Identix webcast.

IDENTIX INCORPORATED
Moderator: Joseph Atick
January 26, 2006
9:45 am CT

Operator:	Good morning. You have joined the Identix Fiscal 2006 Second Quarter Results conference call. This call is being broadcast over the Internet and a replay may be accessed through the Identix Website under Investor Relations at www.identix.com. A telephonic replay will also be available approximately two hours following this call at 800-642-1687, conference ID No. 4459595. The telephonic replay will be available until January 31, 2006 at midnight.

I’d like to cover the following Safe Harbor Statement as well as verbage related to locating information on the company’s recently proposed merger with Viisage Technology.

The statements contained in yesterday’s press release and on today’s conference call, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on the Company’s current expectations and beliefs and are subject to a number of risks and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Risks and uncertainties include, without limitation, those related to: the availability of funding from government and other customers; the readiness of customers to accept delivery of products on a timely basis; the ability of the Company to achieve targeted levels of hardware, software and related component mix; and increasing levels of competition.

In addition, such risks and uncertainties include, among others, the following risks: that the merger with Viisage Technology will not close, that the regulatory or shareholders approval will not be obtained, that the closing will be delayed, that customers and partners will not react favorably to the merger, integration risks, the risk that the combined companies may be unable to achieve cost-cutting synergies, and other risks described in Identix’ and Viisage’s Securities and Exchange Commission filings, including the Registration Statement on Form S-4 to be filed with the SEC in connection with the transaction, Identix’ Annual Report on Form 10-K for the year ended June 30, 2005 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Viisage’s Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarters ended April 3, 2005, July 3, 2005 and October 2, 2005 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Neither Identix nor Viisage undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information.

Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s Website at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.

Identix, Viisage, and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger.

Information concerning Viisage’s participants is set forth in the proxy statement dated November 21, 2005 for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A.

Additional information regarding the interests of participants of Identix and Viisage in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Joining us today are Identix President and CEO, Dr. Joseph Atick; CFO, Elissa Lindsoe; and COO, Jim Moar. I’d now like to turn the call over to Dr. Atick. Good morning, Dr. Atick.

Joseph Atick:	Hi. Good morning. Thank you, (Kimberly), and we appreciate everyone joining us this morning. Our prepared remarks will be very, very brief. As you can imagine, we’ll primarily highlight on our solid financial execution and continued revenue growth and bottom line improvements that we expect over the next six months and beyond.

Before I turn the call to Elissa, I want to point — I want to make a point. As you are all aware, we recently signed a merger agreement with Viisage. We’re very pleased to say we are already working extremely hard and making good progress towards this goal but we have ahead of us important regulatory filings and given this fact, we will be refraining from answering any merger-related questions at this time.

Of course, we’ll continue to update you as necessary and appropriate otherwise in the course of — during the course of business as we make these filings with the different agencies.

I’d like now to turn the call to Elissa who will cover our Q2 results and will provide you with our financial outlook for the remainder of fiscal 2006 year. And then I’ll come back with a few remarks before we take your questions.

Elissa Lindsoe:	Thank you, Joseph, and good morning, everybody. For the first six months of FY ’06, Identix experienced solid revenue growth of 28% with overall gross margins improving by nearly 13 percentage points, increasing to 38% of revenue for the first half of FY ’06.

It is important to highlight the leverage we are experiencing as growing revenues and expanding gross margins in the first six months brought more than 50% of our year-over-year incremental revenue growth directly to the bottom line. We have experienced this leverage for the past two and a half years and we expect this positive trend to continue as can be seen in our outlook for growth throughout the second half of our fiscal year.

Turning to the specifics of our fiscal second quarter, Q2 revenue was up year-over-year by 20% to $22.2 million. This compares to the year ago quarter’s revenue of $18.6 million. The net loss for Q2 narrowed significantly to $1.7 million or 2 pennies per share versus a net loss of $2.8 million or 3 cents per share in the year earlier quarter even as we absorb the additional costs associated with stock option expenses.

We continue to experience significant product revenue growth, which is supported by larger and more frequent wins across all market segments. Q2 product revenues increased from $10.3 million in the year ago quarter to $15.2 million, which is a 48% increase. As expected, services revenue for 2006 second quarter declined 16% year-over-year to $7 million when compared to year earlier services revenues of $8.3 million.

As discussed in previous quarters, the year-over-year decline in our services revenue is directly related to our strong live scan sales into the Federal, State, and Local markets.

Some of the new state and countywide awards we are winning for — are for upgrades and replacements of our legacy Identix live scan system. The wins obviously bolster our product revenue but also result in the replacement of legacy maintenance contracts with an initial one-year warranty that comes with the new system. The vast majority of our customers are signing up for a maintenance contract as their first-year warranty is expiring.

We believe this positive trend, coupled with the strong live scan sales we have been experiencing over the past 18 months, positions the company for growth in maintenance revenues in future quarters.

Our fingerprinting services business has also continued to be a solid contributor to our services revenues with Q2 IIS revenues up 15% to $2 million versus year earlier IIS revenues of $1.7 million. We believe our recent win of three new statewide contracts will help support continued growth in IIS.

Overall, the second quarter growth margin improved by 9 percentage points year-over-year to 35% of revenue, which is driven by strong product sales. Product gross margins increased year-over-year by 19 percentage points to 43% of product revenue. The product gross margin improvement is driven by an increase in software sales and by a reduction in hardware costs.

The improvement in product gross margin helps offset the 10-percentage point decline we witnessed in our services business and as anticipated, our second quarter services gross margins were 18% of services revenue. We expect to see a trend of sustainable increases in gross margins over the longer term as software sales continue to contribute to a larger portion of our overall product revenue.

The transition of our legacy live scan maintenance business will continue over the course of the next few quarters. As this transition comes to an end, we believe maintenance revenues will begin to grow.

Importantly, these new maintenance contracts are expected to be more profitable for Identix as our latest technology requires significantly less maintenance than the legacy systems, some of which are more than 10 years old. Our Field Service and Support staff can now support more systems per individual, which led us to further reduce our Field Service and Support staff by approximately 15% in early January.

We continue to drive our cash usage down as well. As of December 31, 2005, our cash, restricted cash, and marketable securities balance stood at $32.9 million. This is a $1 million decline from our September 30 balance.

In Q2, our capital expenditures were $1.4 million, which is up by more than $1 million from our historical cap ex of approximately $300,000 per quarter. This increase is driven by our investment in the implementation of Oracle New Business Suite.

Now I’m going to turn to our financial expectations. We have tightened the range of expectations for full year 2006 revenues of $91 to $97 million with a net loss of 2 to 5 cents per share before any restructuring and any merger related charges related to our proposed merger with Viisage and severance of approximately $300,000 related to a 15% reduction in field service staff that we made earlier this month.

All of the following forward expectations include approximately $200,000 in quarterly stock option expense but exclude any charges related to severance from the January (rift) and any merger related charges.

Overall, third quarter revenue is expected to be between $21 and $24 million with a net loss per share ranging from 1 to 3 cents. As a percentage of revenue, overall gross margin for the fiscal 2006 third quarter is expected to be in the high 30% range, which is up significantly from the year earlier third quarter gross margin of 23%. Q3 operating expenses are expected to be approximately $10.3 million.

In our fourth quarter, revenue is expected to be between $24 and $28 million with net income of breakeven to 1 cent per share. Overall gross margin is expected to be in the low to mid 40% range of revenue, up strongly from year earlier fourth quarter gross margin of 26%. Q4 operating expenses are expected to be approximately $10.7 million.

I’d now like to turn the call over to Joseph for some closing remarks.

Joseph Atick:	Thank you Elissa. Just a few comments to wrap up today’s call. Over the past several years we worked diligently to build what we believe is a very valuable asset and have in the process created a market leading company with the broadest portfolio of platform based biometric solution offering.

We have strengthened our live scan leadership by setting new standards for quality and have successfully educated the market on why this is critically important. We have developed a powerful platform for identify management in ABIS incorporating both face and finger biometric database creation as well as searching, for integration into large scale identity management solutions throughout the world. We’re excited about some of the new technology offerings in the near horizon related to that platform. We’ve also built from the ground up the only validated, in our opinion, large scale mobile ID network in IBIS with matching servers and hundreds of units throughout the United States.

And the list goes on. We’re being tireless and relentless in our pursuit of excellence in everything we do. Our efforts have been rewarded in a worldwide brand recognition which we intend to capitalize and which we intend to deepen and grow in the form of the trusted biometrics partners.

Trusted, because we deliver market driven solutions that that exceed expectations. There is a high level of reliability in what Identix says because we say what we’re going to do and we do exactly what we say. Biometrics, because we offer the broadest and deepest portfolio biometrics solutions in the industry. No one else today that comes close in terms of that breadth. And the partner, because our approach to market is to partner with our customers and the system integrators to deliver on those solutions. This to us is not a one off type relationship. We look for long-term relationships that are rewarding for all parties involved.

In my opinion, all of our hard work positions Identix perfectly for the next stage of industry leadership and makes this the perfect timing to join forces with Viisage to scale, deepen and expand our breadth of offerings. And equally importantly, to add experience and proven senior management to create one of the world’s largest providers of identity management solutions.

We believe the combined company will be premier platform from which to launch the next round of products and solutions offerings to ensure we’re attending to each and every requirement of our target customers around the world.

On this note, I’d like to open the call for your questions. Operator?

Operator:	Ladies and gentlemen if you would ask a question press star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from Jeff Kessler of Lehman Brothers.

Jeff Kessler:	Hi, and congratulations obviously on the transaction.

Joseph Atick:	Thank you.

Jeff Kessler:	The first question I have is around live scan. Given that live scan is a significant portion of your product revenue and given that live scan has under — from time to time been under margin pressure from competitive pricing, and because your margins have been up year-over-year significantly, the question is number one, the mix of live scan out there, have you changed that? And have these new products in full hand or ten print rolling been able to overcome some of the perhaps low price competition that you encounter from time to time in the marketplace? In other words product versus price, price cost efficiency, have you been able to get over that hump?

Joseph Atick:	Okay, Jeff, the — there are several forces at play here. One is you know what we lump under live scan is a variety of capture systems including the entry level rolled live scan system as well as the high end booking stations as well as the high end hand systems.

So the mix has changed significantly in the last I would say 18 months and more so in the last 12 month. We’ve experienced very significant trend towards adoption of the hand. And that’s a unique offering into the marketplace and one that has a significant value to the customer. So I would say often when you hear us saying about live scan, we make an announcement about live scan, you can be sure that there is a significant hand component in there.

Second is the enterprise systems or the manner by which customers are buying, we’re going away from certainly the single one off stand alone into a more enterprise network as well as capable of doing a variety of business logic management including store and forward, including integration with other back end systems and so on. So you’re talking about not just a peripheral device any more. Their workflow needs are requiring them to come in and start buying things that have software components.

In the past, this stuff used to be done by some low level custom house that would just come in and be paid by labor. But this is a repeatable, customizable. We’ve created a software platform at the enterprise level that allows us to deliver almost just like as if it’s a product, deliver these solutions — live scan solutions to our customers. So you’re seeing a value add that goes beyond the scanner as well.

Jeff Kessler:	Okay. Secondly, I’m wondering, you, you now, you’ve alluded to briefly growth both in ABIS, and we know the two major contracts that you’ve signed this year have been announced, and IBIS as well where you have this stream of we’ll call it smaller contractors out there.

Could you update us with regard to where you are in the terms of marketing of those two product lines and where your expectations are particularly for as you go into the second half of 2006 and into 2007 so that as we begin to think of this company, particularly as we being to think of this company combined with other companies, how these product offerings can — how large they can grow over the course of perhaps into calendar 2007?

Joseph Atick:	Yeah I mean Jeff, you know...

Jeff Kessler:	Because everybody talks about ABIS. We’ve had a couple of contract announcements but clearly it’s a potential driver for earnings and margin?

Joseph Atick:	Yeah, I mean Jeff, absolutely right. ABIS is one of the critical growth drivers of this company. And it has been validated in the marketplace. We’ve made some visible announcements. In other cases we indicated certain rough dollar amounts over a certain period of time. We have been winning significant opportunities with ABIS and we continue to see a strong pipeline of opportunities where ABIS can we and is very competitive and in that offering.

What we like about ABIS is the breadth by which it can support the market need. It is not just capable of dealing with a myriad of applications related to facial which we are seeing in Visa and passport and in voter registration programs in almost every continent that you can think of. We are also seeing demand in the civil marketplace and down the line we expect in the criminal marketplace for a combined facial finger capability. So by note, no doubt in my mind that ABIS is one of the most important growth drivers of this company and will continue to do so.

To give you an idea of how you should look at it, you should look at the world of identification, the world of identification and the marketplace of identification, which is all the applications that require you to establish uniqueness of identity relative to millions and millions of records, so a program that has 10 million, programs that have 100 million. State department program for example is approximately 50 million right now.

So these programs are no longer rare. They are there. They are happening .Many countries in the world are asking for them. And you can build models about the value of that marketplace. But I don’t want to be giving those numbers. I think it would be irresponsible to do that without kind of defining the space more clearly. Suffice it to say I think this is definitely the premiere growth driver for this company and will change the profile of the company more into a software company in the next three years.

As far as IBIS is concerned, IBIS is another growth driver that I’m very exited about and we’re very excited about because of its ability to scale. Right now it is really producing the results. We’re not talking about one or two cases here. We’re talking about thousands of cases that have been documented now of a system delivering value to customers and value proposition that goes beyond just a simple ROI. This is a strong value proposition.

And the fact that we’ve mange to create these networks around the country, and we continue to make announcements. Yesterday we made another announcement. I believe that you’ve seen it. And we will continue to do so. So I think ABIS and IBIS as we had indicated three years ago are the future of this company and we are seeing that.

Jeff Kessler:	Okay, one final question. That is focusing — for me to focus on projects that actually have RFPs, RFIs or actual end dates to them, so we don’t talk about like TWIC, which could go out for, you know, the next 50 years and never have anything happen. Specifically, the Registered Traveler program and obviously HSPD-12, Registered Traveler has — now has or is looking — is now looking for, you know, is looking for participants. They’ve got a document out there. Same thing with HSPD-12, testing begins. Can you tell us where you are in terms of Identix being able to fit into these programs and what you think your chances are of being able to fit into these programs?

Joseph Atick:	Well I mean just from a technology and solution point of view we’re smack in the middle of the offering. I mean we have all the pieces, most of the pieces, that they’re going to need so I think we will have the capability to play in most of the programs that you talked about, and that being front and center for us.

Whether it’s Registered Traveler or HSPD 12 or National ID programs, the more registration the more control. This is the same problem that we’ve talked to you about before, nothing has changed, other than in fact things have become more real and the customers are getting to the point of comfort that there’s enough experience in the industry to say, yeah, we can adopt and deliver a solution.

The (US visits) experience has been very, very positive for all of us, and as you know we have a prominent role that we’ve played and continue to play in that program. So I think that from a technology, from a solution, from a capability point-of-view we believe Identix was well positioned to do that, and with the merger we think we’re even better positioned to try to be a significant player in many of these programs.

Jeff Kessler:	All right (unintelligible) your R&D’s been running about $3 million a quarter, it had been running less in fiscal 2004. Now you’re running a little bit over $3 million a quarter. Are we expecting — I realize you’re going to talk in terms of percentage of sale, but will R&D continue to ramp up toward the $12.5 to $13 million area, maybe even $14 million in 2007?

Joseph Atick:	No Jeff, I expect that we’ll be able to rationalize, we’ve made some significant investments in the past and we’ve got now valuable assets as a result of that. I think there is a saturation point — we will continue to invest in R&D because we want to continue to be in the leading edge of innovation, but clearly when we had to complete and round up our portfolio there were some investments that had to be done.

(APHIS) for example, other things that we’ll be talking about in the near future, hopefully, and in (IBIS). But we are at a point where we think we have an asset in terms of the IP that we’ve developed and the technologies that we’ve arrived at.

So my expectation is that we will rationalize it and it won’t continue to go up in the manner that you think.

Jeff Kessler:	So as we try to construct pro forma numbers here going forward we don’t have to continue to expect a continued ramp up in the R&D percentage.

Joseph Atick:	Yes, that’s my expectation.

Jeff Kessler:	Okay, thank you very much.

Joseph Atick:	Thank you Jeff.

Operator:	Our next question comes from Joel Fishbein of Janney.

Joel Fishbein:	Good morning everybody, just two quick questions. First, can you describe in more detail your plans to drive towards EBITDA profitability in terms of — is this going to be primarily driven by revenue growth or how shall we think about that?

Elissa Lindsoe:	Hi Joel it’s Elissa. Definitely our EBITDA growth will be driven by revenue growth. If you look at the trends that we’ve been experiencing over the past two and a half years, over 50 cents of every incremental dollar on the revenue line has been contributing to a bottom line improvement which in turn equates to EBITDA improvement.

Joel Fishbein:	Okay, and then just this follow up question. In terms of - you said that you had a reduction in staff of about 15% I believe of your field staff. How many people was that?

Elissa Lindsoe:	Right around 19 or 20.

Joel Fishbein:	Okay, thank you.

Joseph Atick:	Thanks Joel.

Operator:	Our next question comes from Paul Coster of JP Morgan.

Paul Coster:	Good morning. Most of my questions have been asked and answered, but just quickly, the — Joseph you talked about, you know, the next stage of growth. It feels like we’ve talked about this several times before in the past, you know, it’s not just you I think everyone else is expecting some kind of inflection point in the industry, but now you’re doing something about it with the, you know, merging with Visage.

What is it that you’re alluding to when you sort of refer to that inflection point and that opportunity that necessitates more scale and more scope, etc.

Joseph Atick:	Well, I mean it’s the maturation of customer resonance that we’re seeing in the marketplace. I mean it’s a — it used to be a handful of programs around the world, now I’m hard pressed to find a country in the world that has not talked about biometrics, has not implemented biometrics.

So I think it’s not a binary event or a unique single event that does this, it’s a climate, it’s an industry market climate where this rolling snowball, where people are reaching the point of comfort and the value proposition is getting significant because the cost of implementation has gone down dramatically.

The risk of implementing biometric solutions right now is very manageable, and that was not the case a year ago — maybe two years. It’s a kind of process and they reach a threshold point in my opinion that many people feel acceptable.

So I don’t want you to think that there’s a trigger or a mandate from one country or another that has led to that. It’s just a maturation of customer expectation (unintelligible).

Paul Coster:	Got it. The revenue outlook is for linear growth, which of course most companies would love to have. Linear growth with presumably upside is presumably how we should interpret the situation then, is that correct?

Joseph Atick:	I mean it’s hard for me to give a responsible answer to that, you know, the analysts have built models, the industry analysts have built models as far as what time of year-over-year revenue growth you can expect in the market itself, and many of those models tell you anywhere between 25% to 50% year-over-year growth.

So I think it depends what you define as biometrics. In some cases that may be within that range, I mean. So from my perspective this is not a static industry, it is growing and the analysts are supporting that, you’re seeing the results in all the companies that are participating in that space. What kind of model it is beyond that percentage it’s hard for me to tell.

Paul Coster:	Okay, so the (unintelligible) tend, how sensitive is it to the economic cycle domestically and internationally?

Joseph Atick:	You know because you’re talking about a diversified portfolio of programs, agencies and countries, and a diversified end customer between government, between law enforcement, departments of defense, between regulatory agencies such as the airlines, such as the travel industry, healthcare and so on, because of that whole diversification Paul I think we’re not seeing that type of impact on the this industry.

In one case, you know, some civil programs might slow down, you’ll find that the department of defense programs pick up. I mean, it’s a highly diversified portfolio and that’s a great thing to be in, that’s a great marketplace to be in because of that insulation from any dependence or any particular sector.

It continues to be primarily government driven but believe me it’s not just — government comes in many flavors, as you know.

Paul Coster:	I agree. Okay, last question which is the competitive landscape. How has it changed aside from the developments with Visage?

Joseph Atick:	We continue to see strong competition, we continue to be very competitive in the marketplace because of what we have developed. I don’t think that anything has changed in that profile, but I think that’s healthy, that’s a sign of a market that is happening and it’s a sign of the fact that we continue to win very well against competition. It’s a sign that our value is being perceived by the marketplace.

One thing that’s very clear to me is that the paradigm has shifted and this is not about lowest cost in many cases, but biometric adoption is about risk management and best value.

Paul Coster:	Thank you Joseph.

Paul Coster:	Thank you.

Operator:	Our next question come from David Gremmels of Thomas Weisel Partners.

David Gremmels:	Thank you good morning. I just want to understand better how you’re participating in opportunities like Registered Traveler and HSPD 12. What’s the opportunity on these two programs specifically. Are you selling Life Scan hardware or fingerprint services or face recognition or all the above, and can you quantify either opportunity?

Jim Moar:	David good morning this is Jim Moar thank you for the question. This I think really highlights the transition that we’ve been talking about in the company for the last year, the move away in the company from biometric components to biometric solutions. And in both programs in fact, the focus is on offering (inner offerable) standard space solutions to customers that not only allows them to do the full range of enrollment requirements which in fact requires life scan but also requires specific software to the customer. So we also have the ability to archive, transmit data, and also do matching for the customer that allows them to understand if they’ve got a duplicate enrollment on a real time basis.

So you know a year ago we might have been delivering individual components that somebody would have to integrate today we can do that all as complete solutions which is easier for the customer, minimizes risk for the customer.

David Gremmels:	Would you be bidding as the prime contractor on these kinds of things?

Jim Moar:	It’s going to be mixed, and it depends on the customers need. I mean really we are going to align to the specific customer. In some cases the federal customer has an existing life scan based enrollment which needs to be transitioned into the HSPD 12 capability. In that case it’s probably likely we’ll work with the end user customer.

But in many cases we’ll also be partnered with systems integrators. As Joseph mentioned earlier in much of what we do going forward in the federal space, but also the international space we’re going to be working with local systems integrators because they’ve got kind of the feet on the streets, so to speak to work with that customer.

David Gremmels:	And obviously fingerprint services does it have an element of all of this. Just curious how often do you compete with (IBT) and how do you expect to combine (IBT) with (IIS)?

Jim Moar:	Right. Well first of all obviously there has, we have competed in the past, as you would expect, as we do with lots of competitors in that space. So, you know, occasionally on a RFP we might have competed, but sometimes we wouldn’t. You know, as to the future I think we’ve talked about the fact that, you know, merger related questions today are just not things that we’re going to respond to.

Joseph Atick:	Let me just add to David, (IIS) and (IBT) have really targeted different market segments. (IIS) has been mostly focused on space type and (IBT) has done a good job focusing on the front door of government. So I mean they really have focused on a different market of how to deliver similar solutions, but very , very difference market.

David Gremmels:	Is that fingerprint services market, can you just characterize it a little bit. Is it, you know, are there - are we talking a couple that are primary players here or is it still highly fragmented?

Joseph Atick:	I think it’s fragmented. I think the market is embryonic, it’s still emerging. There are lots of different players that are coming in and they may go out, I mean, it’s really not a mature market where you can say this is the dynamics yet. You know clearly we’ve created sort of different approaches. I mean the fact that (IIS) and (IBT) both exist in different forms shows you that market can be approached differently. And yet there will be other approaches. So I think this is not a mature market today.

David Gremmels:	Okay. That’s helpful. And then last one, you mentioned (APHIS)’s capabilities not just with face but also finger. Can you kind of update on efforts to develop and (APHIS) type system and how are you leveraging what you’re doing with (APHIS) and how long before it becomes a real viable alternative to the other (APHIS) players?

Joseph Atick:	Well David we are very excited about (APHIS). We’re also very excited about our enabling technology, whether it is face and finger. You can imagine the power of these two coming together and you can imagine that we’ve made investments over the last couple of years to make sure that that convergence will happen and believe me, we will be updating you about what else we’ll bring into the marketplace in terms of multi-bionic capability.

One thing we are committed to is we are addressing customer needs in any form or shape it is taking. If it’s related to biometrics we want to be able to service them and service their needs in one way or another. So I think I’d rather not give any details about our roadmap. Suffice it to say we’re excited about it.

David Gremmels:	Okay. Thanks very much.

Joseph Atick:	Thank you David.

Operator:	Your next question comes from Chris Donaghey with Suntrust.

Chris Donaghey:	Hi. Good morning.

Joseph Atick:	Good morning.

Chris Donaghey:	Quite a bit of discussion early on about the expansion in growth margins in hardware and I guess going back a couple of quarters ago if you can does this expansion have anything to do with the mystery project from several quarters ago?

Jim Moar:	Chris this is Jim Moar. Yeah, and again (Joseph) talked about this. I mean we’ve got two dynamics going on in our product growth margin improvement. I mean obviously what is the primary factor is the growth in software, software revenue. And that will continue to be true for the next couple of years because of the growing application of (APHIS) to meet customer needs as (Joseph) has talked about. At the same time we have been on a program for the last 12 to 18 months to improve our hardware product margins. In part this comes through, in fact in large part it comes through the redesign of products such as we did with our enhanced definition life scan system about a year ago. And yes that did have a significant impact on our gross margins.

Chris Donaghey:	Okay. Second of all (Joseph) just with respect to programs like the department of state passport and visa program, you know it looks like the way that they approached that purchase, you know there were technology buys. There was a technology purchase for the document and a technology purchase for the biometric technology. Now with you combining the (unintelligible) you’re sort of going from separate technology buys to more of a solution buy. As you’ve traveled around the world talking to different countries that are looking to make this type of implementation are they ready to take that solution type of approach or are they still thinking in terms of separate technology buys?

Joseph Atick:	Well Chris actually I want to kind of correct this characterization a little bit. In fact the state department did acquire solution buys from both entities. In the case of (APHIS) it was a solution buy related to combating identity fraud in the visas. In the case of the passport credentialing and production it was a solution buy to produce US passports. So I mean these are very different programs, very different requirements. Both are solution needs, solution required.

And clearly the fact that we can interface between the two of them is a good value and enhanced value but marketing is not a prerequisite for us to make progress in these countries around the world. The fact that we have a track record in both sides of the equation makes the customer relationship much easier and lowers the risk for the customer. So that is a plus but from the technology point of view these are both standard based solutions that will co-exist and in fact would have under the other previous model where the passport program would have been run with (APHIS) and the production would have been run with the (unintelligible) solution so this is not a technology buy, it was a solution buy.

Chris Donaghey:	Okay, so I guess what you’re saying is there’s not necessarily an inherent advantage of having both a full document solution and a full biometric solution as well?

Joseph Atick:	There is a sales and marketing advantage that you can actually come in and lower the risk and make it easier for the customer to make decisions for sort of all the pieces that I need but in terms of the technology these are standard based elements so the advantage is not that much.

Chris Donaghey:	Okay. Great. Thanks.

Joseph Atick:	Thank you.

Operator:	Your next question comes from Jay Meier of MJSK Equity Research.

Jay Meier:	Good morning. Just a couple of...

Joseph Atick:	Good morning Jay.

Jay Meier:	Good morning. A couple of additional questions...

Joseph Atick:	Jay can you speak up a little bit higher please?

Jay Meier:	Sure. Is that better?

Joseph Atick:	That’s better. Yes.

Jay Meier:	Okay.

Joseph Atick:	Thank you.

Jay Meier:	This isn’t technically a merger related question but I’m going to refer back to something that Mr. (Lepenthe) said in that conference call the other day. He mentioned an (APHIS) matcher that was currently (unintelligible) and I’m hoping you can elaborate on that statement.

Joseph Atick:	Jay as you know (unintelligible) has a formal program by which they are on an ongoing basis willing to test and validate new technologies from vendors and entities that are developing it. We have submitted to (unintelligible) a variety of things that we would like them to validate. Clearly we make breakthroughs over time. We have a research center with lots of smart people who are doing development and from time to time we make those breakthroughs and so we would like to have (unintelligible) validate some of those breakthroughs and clearly as soon as (unintelligible) is ready with its report the whole world will know about some of these technologies not just from us but from other players who do that. So we have a couple of things that are under validation.

Jay Meier:	Well I assume you’re talking about (NYNEX) and the template work being done but outside of that do you have SDKs or something beyond a simple SDK at (unintelligible) right now?

Joseph Atick:	Yes Jay we do.

Jay Meier:	Okay.

Joseph Atick:	And we will be informing you as soon as it’s feasible of what we have and what we’ve done and what they’ve tested and what the results are.

Jay Meier:	Okay. And can you, can you discern between an SDK and an (APHIS) level type matcher?

Joseph Atick:	Jay I think we’re getting into too much detail at this point in time but be patient.

Jay Meier:	Okay. That’s fine. All right I’ll make it a little easier on the next one. Elissa, where, you mentioned CAPEX was up a little bit during the quarter. Can we expect that to be kind of a normal run rate from here on out at least until you merge? Or how should we expect CAPEX to behave ahead of the merger?

Elissa Lindsoe:	Okay, as we mentioned we’re in the middle of implementing Oracle. We do have some costs that we need to incur for the continued implementation effort so I would expect that our CAPEX will be up over the next couple of quarters. Probably not at the same level as it was in our second quarter.

Jay Meier:	Okay. That sounds good. And now once again back up to 50,000 feet for Joseph. You know we’re seeing some snapshots of some of these systems and in getting back to a previous question, there does appear to be some demand for complete solutions out there, at least some queries about that but Joseph as we look at the snapshots and the way some of the stakeholders are viewing these credentialing platforms, would you view that as sort of the final form factor? Or how would you expect those things to evolve? Do you expect them to evolve dramatically going forward? And if so what are the choke points in those platforms?

Joseph Atick:	Well I think (unintelligible) to those platforms is going to be an identity management solution. Identity management software which is focused on the management of biometric and demographic information, the establishment of uniqueness of this, the establishment of the security and the privacy principles that have to be done. You’re talking about an entirely new discipline in IT that’s being, that’s developing right now related to user and identity management for the most part.

And so you’re seeing we’re fitting in two extremes. One extreme is sort of the back end horsepower that gives you the matching and the establishment of the uniqueness. You’re seeing us in another extreme where we are in the peripheral at the point of action where the individual is out there giving a biometric capture whether it’s in the fair (unintelligible) face or finger with Lifescan or Chemprint (unintelligible) and so on. And then you’re seeing us after the merger, you’ll be seeing us also in, at the end of the day the production of a secure credential, a secure document because having done all of this stuff and established that somebody’s unique and that identity should be empowered you have to give a token, a testament to that identity so that when it travels around the world it can interface with other systems.

So I think you pretty much have seen the overall 50,000 foot level vision now percolating and taking shape. It’s not going to be much more dramatic and different down the line. What will be different down the line is that more docking modules will start plugging into that and the heart of this is going to be the identity management software.

Information security is now become very high on people’s agenda. Physical securities is high on people’s agenda. These two things are converging. We are seeing also the universality by which people are expecting the credential to be treated and used. Basically the government is saying as a minister of interior I am now the one that can vouch for my citizens’ identities, their uniqueness, therefore I’m going to be selling services to all the banks and insurance companies and so on and so forth. So we’re seeing a new way of thinking about identity and a new way of combining these modules into bigger and bigger solutions.

It’s not going to be some dramatically different technology. It’s just different type of way of looking at these solutions. So the good news is we have more and more of those pieces that make an end to end solution from standard based modules very, very feasible.

Jay Meier:	It sounds like you’re describing a system that sort of steps in front of traditional credit reporting agencies and...

Joseph Atick:	Correct. It interfaces with the credit reporting agencies and in fact that in many cases national ID programs and in checking backgrounds of people, those systems stepped in front of it and relied on these, well we call them the footprint system that checks, you have a real footprint in the real world, look at your credit rating and so on.

Jay Meier:	So then as we look at the federal government for example would you expect and more specifically to something like an HSPD 12, would you expect to see a series of individual agency implementations or would you expect to see one large platform layer across sort of a unified federal government?

Joseph Atick:	No, I expect this to be individualistic by agency. By agency, clearly the decisions would be influenced, people, one agency will influence another. But the whole idea behind these programs is to create a certain certification and certain requirements that different agencies still have the flexibility of customizing the solution to their specific needs. One size fit all will not work in this industry and one size fit all will not work for HFPD12. And that’s why a platform based solution that allows the agencies to customize and to adapt to their needs which is the one that Identix has been promoting, has been developing has a better chance in our opinion.

Jay Meier:	Sounds good. Thank you.

Joseph Atick:	Thank you Jay.

Operator:	At this time there are no further questions. I’ll turn the call back over to Dr. Atick for any closing comments.

Joseph Atick:	I want to thank you all for joining us this morning. Again I think looking forward it’s going to be an exciting continuation of our journey together. I look forward to communicating with you as developments warrant it. Thank you very much and have a nice day.

Operator:	We will conclude the call with the following statement relating to today’s call. Thank you again for joining the Identix conference call.
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